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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                           SCHEDULE 13G


             Under the Securities Exchange Act of 1934
                         (Amendment No.____)*


                          WorldCom, Inc.
---------------------------------------------------------------------
                         (Name of Issuer)

 Series A 8% Cumulative Convertible Preferred Stock, par value $0.01
---------------------------------------------------------------------
                  (Title of Class of Securities)

                             98155K300
                       --------------------
                          (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                     -------------------------
CUSIP No.  98155K300                   13G          Page 2 of 6 Pages
------------------------------                     -------------------------


------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


              Salomon Inc
              22-1660266
------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [   ]
                                                            (b) [ X ]
------------------------------------------------------------------------------
3       SEC USE ONLY



------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION


              Delaware

------------------------------------------------------------------------------
                  5      SOLE VOTING POWER

                             ---
  NUMBER OF
                 -------------------------------------------------------------
   SHARES         6      SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                   7,791

                 -------------------------------------------------------------
    EACH          7      SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                    ---

                 -------------------------------------------------------------
    WITH          8      SHARED  DISPOSITIVE POWER

                             7,791

------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,791

------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*                                [   ]


------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             8.2%

------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

             HC, CO

------------------------------------------------------------------------------
                  *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).      Name of Issuer:

                WorldCom, Inc. ("WorldCom")

Item 1(b).      Address of Issuer's Principal Executive Offices:

                515 East Amite Street
                Jackson, Mississippi  39201

Item 2(a).      Name of Person Filing:

                Salomon Inc

Item 2(b).      Address or Principal Office or, if none, Residence:

                Seven World Trade Center
                New York, New York   10048

Item 2(c).      Citizenship or Place of Organization:

                Delaware

Item 2(d).      Title of Class of Securities:

                Series A 8% Cumulative Convertible Preferred Stock, par value $0.01 (the "Series A Preferred Stock")

Item 2(e).      CUSIP Number:

                98155K300

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                (a) [  ] Broker or Dealer registered under Section 15
                         of the Act;

                (b) [  ] Bank as defined in Section 3(a)(6) of the Act;

                (c) [  ] Insurance Company as defined in Section 3(a)(19)
                         of the Act;

                (d) [  ] Investment Company registered under Section 8
                         of the Investment Company Act;

                (e) [  ] Investment Adviser registered under Section 203
                         of the Investment Advisers Act of 1940;


                              Page 3
                            of 6 Pages

                (f) [  ] Employee Benefit Plan, Pension Fund which is
                         subject to the provisions of the Employee
                         Retirement Income Security Act of 1974 or
                         Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F);

                (g) [X] Parent Holding Company, in accordance with ss. 240.13d-1(b)(1)(ii)(G);

                (h) [  ] Group, in accordance with ss. 240.13d-1(b)
                         (1)(ii)(H).

Item 4.         Ownership.

                (a)  Amount Beneficially Owned as of December 31, 1996:
                     7,791 shares.

                (b)  Percent of Class:  8.2%

                (c)  Number of shares as to which such person has:

                     (i)  sole power to vote or to direct the vote:  --

                     (ii)  shared power to vote or to direct the
                           vote:  7,791

                     (iii) sole power to dispose or to direct the disposition of: --

                     (iv) shared power to dispose or to direct the disposition of: 7,791

                     As of December 31, 1996, Salomon Brothers Inc
                ("SBI"), a wholly owned subsidiary of Salomon Brothers Holding Company Inc ("SBHC"), which is in turn a wholly owned subsidiary of Salomon Inc, beneficially owned 779,064 depositary shares each representing 1/100th of a share of Series A Preferred Stock. As of December 31, 1996, SBI directly beneficially owned approximately 7,791 shares of Series A Preferred Stock, representing 8.2% of the 94,992 shares of Series A Preferred Stock to be exchanged for shares of Series A 8% Cumulative Convertible Preferred Stock, par value $0.01 per share of MFS Communications Company, Inc. ("MFS") (94,992 of which were reported to be outstanding in MFS's Quarterly Report on Form 10-Q for the period ended September 30, 1996) on a one-to-one basis, as set forth in the Joint Proxy Statement/Prospectus dated November 14, 1996 furnished to certain stockholders of each of WorldCom and MFS.

Item 5.         Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


                              Page 4
                            of 6 Pages

Item 6.         Ownership of More than Five Percent on Behalf of
                Another Person.

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                Salomon Inc is filing this Statement on Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934, as amended. See Exhibit 1.

Item 8.         Identification and Classification of Members of the Group.

                Not Applicable.

Item 9.         Notice of Dissolution of Group.

                Not Applicable.

Item 10.        Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 1997

                                     SALOMON INC



                                     By  /s/ Arnold S. Olshin
                                       ---------------------------
                                        Name:  Arnold S. Olshin
                                        Title:  Secretary


                              Page 5
                            of 6 Pages

                                                           EXHIBIT 1

           Salomon Brothers Inc ("SBI"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), is a Delaware corporation that is a wholly owned subsidiary of Salomon Brothers Holding Company Inc ("SBHC"), which in turn is a Delaware corporation that is a wholly owned subsidiary of Salomon Inc. The principal places of business of SBI and SBHC are located at Seven World Trade Center, New York, New York 10048. Salomon Inc is filing this Statement on
Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) under the 1934 Act, as amended, as a "parent holding company" of SBI in order to report (x) the direct beneficial ownership by SBI of the Series A 8% Cumulative Convertible Preferred Stock, par value $0.01 (the "Series A Preferred Stock"), of WorldCom, Inc. ("WorldCom") and
(y) the indirect beneficial ownership by SBHC and Salomon Inc of the Series A Preferred Stock of WorldCom directly beneficially owned by SBI.


                              Page 6
                            of 6 Pages